                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------

                                   FORM 11-K

                   Annual Report Pursuant to Section 15(d) of
                      The Securities Exchange Act of 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
    EXCHANGE ACT OF 1934

    For the fiscal year ended  May 28, 1995
                              --------------
                                    or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
    SECURITIES EXCHANGE ACT OF 1934.

    For the transition period from            to
                                   ----------    ----------

    Commission File Number   1-11344
                           -----------

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below.

                       INTERMAGNETICS GENERAL CORPORATION
                                IGC SAVINGS PLAN

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       INTERMAGNETICS GENERAL CORPORATION
                             450 Old Niskayuna Road
                          Latham, New York 12110-0461

                       INTERMAGNETICS GENERAL CORPORATION
                                IGC SAVINGS PLAN

                       Financial Statements and Schedules

                             May 31, 1995 and 1994

                  (With Independent Auditors' Report Thereon)

              INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

                       Financial Statements and Schedules

                             May 31, 1995 and 1994









                               Table of Contents

Independent Auditors' Report ...........................................  1

Financial Statements:

    Statements of Net Assets Available for Plan Benefits ...............  2

    Statements of Changes in Net Assets Available for Plan Benefits ....  3

    Notes to Financial Statements ......................................  4

Schedules:

    Item 27(a) - Schedule of Assets Held for Investment Purposes .......  9

    Item 27(d) - Schedule of Reportable Transactions ................... 10

                          Independent Auditors' Report


Plan Administrator
Intermagnetics General Corporation IGC Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of Intermagnetics General Corporation IGC Savings Plan as of May 31, 1995, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of the Plan as of May 31, 1994 were audited by other auditors whose report thereon, dated August 25, 1994, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1995 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of May 31, 1995, and the changes in net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                       /s/ KPMG Peat Marwick LLP

September 22, 1995

              INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                             May 31, 1995 and 1994



                                                          1995        1994
                                                          ----        ----
Assets:
   Investments at fair value (note 3)                  $8,911,814   $7,066,064
   Cash                                                       108           70
   Employer contributions receivable                       28,862       27,103
   Loans receivable                                       419,754      345,944
                                                       ----------   ----------
           Total assets                                 9,360,538    7,439,181

Liabilities:
   Benefits payable                                          --         17,150
                                                       ----------   ----------
           Total liabilities                                 --         17,150
                                                       ----------   ----------
              Net assets available for plan benefits   $9,360,538   $7,422,031
                                                       ==========   ==========



See accompanying notes to financial statements.

              INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                   For the years ended May 31, 1995 and 1994



                                                    1995           1994
                                                    ----           ----
Participant contributions                       $ 1,087,879     $  934,056
Employer contributions                              232,207        216,043

Net appreciation in fair value of investments       589,716        252,415
Interest and dividends                              323,911        216,851
                                                -----------     ----------
                                                  2,233,713      1,619,365
                                                -----------     ----------
Payments to terminated participants                (274,090)      (338,331)
Administrative expenses                             (21,116)       (18,356)
                                                -----------     ----------
                                                   (295,206)      (356,687)
                                                -----------     ----------
   Net increase in net assets available
    for plan benefits                             1,938,507      1,262,678

Net assets available for plan benefits:
        At beginning of year                      7,422,031      6,159,353
                                                -----------     ----------
        At end of year                          $ 9,360,538     $7,422,031
                                                ===========     ==========

See accompanying notes to financial statements.

               INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

                         Notes to Financial Statements

                              May 31, 1995 and 1994


(1)     Significant Accounting Policies
        -------------------------------
        (a)   Accounting Method
              -----------------
              The accounting records of the Plan are maintained on the
                accrual basis.

        (b)   Investments
              -----------
              The fair values of the participation units owned by the Plan in mutual funds are based on quoted redemption values on the last business day of the Plan year. Intermagnetics General Corporation stock ("IGC Stock Fund") owned by the Plan is carried at market value based on quoted market prices. Guaranteed investment contracts are valued at contract value as estimated by the respective insurance companies. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay retirement benefits and payment of the insurance companies' Plan administrative expenses. Purchases and sales of securities are recorded on a trade date basis.

(2)     Description of the Plan
        -----------------------
        The Plan is a defined contribution employee savings plan under which eligible employees of Intermagnetics General Corporation (the "Company") may elect to make basic contributions in the form of salary deductions up to a maximum of 15% of compensation for non-highly compensated participants. Eligible employees are those employees who have attained the age of 21 and completed a minimum of 1,000 hours of service during a twelve month period. The Company has agreed to provide matching contributions of fifty percent of the first three percent of a participating employee's salary deductions.

        All participants are fully vested upon participation in the Plan.

        Upon employee termination, participants with a balance less than $3,500 will receive a lump-sum distribution. Participants with balances greater than $3,500 may elect to remain in the Plan and defer their account distribution.

(3)     Investments
        -----------
        The Plan offers participants the option to choose from fixed income, equity or diversified portfolio (equity, bonds and cash) investments. Company contributions are allocated on the same basis as that chosen for participant contributions. Contributions designated as fixed income have been deposited with a trust company and two insurance companies under a fixed income fund and guaranteed income group annuity contracts. The guaranteed income group annuity contracts provide for certain limitations on withdrawals, the most significant of which restrict withdrawals to 20% per year for the first five years, and the interest rate which can be earned if withdrawals are made against amounts deposited. Equity contributions are invested in one or both of two funds: (i) a fund comprised of equal portions of the Fidelity Magellan Fund, Fidelity Contra Fund, Fidelity Growth Company Fund, and (ii) the IGC Stock Fund. Diversified investment contributions are invested in units of the Massachusetts Mutual Balanced Fund.

               INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

A summary of plan investments as of May 31, 1995 and 1994 follows:

Year ended May 31, 1995:

                               Number of Shares     Net Appreciation
                                 or Principal        In Fair Value
                                     Amount           During Year   Fair Value
                                     ------           -----------   ----------

Massachusetts Mutual Life
 Insurance Company
 Guaranteed Income (Group
 Annuity) Contract               $  934,802            $    --      $  934,802

Meridian Trust Short-Term
 Fixed Income Fund               $2,201,356               91,566     2,265,167

Massachusetts Mutual Life
 Insurance Company
 Balanced Fund                        6,456 Units         15,752     1,430,831

Fidelity Magellan Fund               16,931 Shares       170,096     1,313,709

Fidelity Contra Fund                 37,268 Shares       152,540     1,281,284

Fidelity Growth Company
 Fund                                40,966 Shares       140,377     1,291,252

IGC Stock Fund                       24,737 Shares        19,385       394,769
                                                       ---------    ----------
                                                       $ 589,716    $8,911,814
                                                       =========    ==========

               INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

                                Number of Shares  Net Appreciation
                                  or Principal      In Fair Value
                                     Amount          During Year   Fair Value
                                     ------          -----------   ----------
Year ended May 31, 1994:

Metropolitan Life Insurance
 Company Guaranteed Income
 (Group Annuity) Contract     $  304,484            $    --        $  304,484

Massachusetts Mutual Life
 Insurance Company
 Guaranteed Income (Group
 Annuity) Contract            $1,011,672                 --         1,011,672

Meridian Trust Short-Term
 Fixed Income Fund            $1,481,416               22,797       1,504,213

Massachusetts Mutual Life
 Insurance Company Balanced
 Fund                              5,548 Units          1,354       1,088,831

Fidelity Magellan Fund            14,833 Shares        43,831         997,510

Fidelity Contra Fund              32,296 Shares        36,516         979,224

Fidelity Growth Company Fund      34,053 Shares        36,113         960,638

IGC Stock Fund                    11,600 Shares       111,804         219,492
                                                    ---------      ----------

                                                    $ 252,415      $7,066,064
                                                    =========      ==========


                                                                     (Continued)

(4)     Summary of Assets Available for Benefits
        ----------------------------------------
        A summary of the asset balances (including allocated contributions receivable) as of May 31, 1995 and 1994 and changes in assets for the years then ended for each investment fund follows:


                                                Guaranteed
                                                  Income                                 IGC
                                                 Contract      Balanced   Equity        Stock    Participant
                                                   Fund          Fund      Fund         Fund      Loan Fund      Cash      Total
                                                   ----          ----      ----         ----      ---------      ----      -----

Assets available at May 31, 1993               $ 2,835,770    $814,923  $2,090,724     $70,172    $347,648       $120    $6,159,353

Contributions                                      391,015     202,663     512,005      44,416        --           --     1,150,099
Net additions to investments from investment
   income and net realized and unrealized
   appreciation in fair value of investments       137,934       9,181     190,819     131,382        --          (50)      469,266

Reductions in investments due to benefit
   payments and expenses                          (166,417)    (88,659)   (100,358)     (1,253)       --           --      (356,687)

New loans to participants                         (147,912)     (7,495)    (21,750)       --       177,157         --          --

Repayments of loans from participants              165,994      12,863        --          --      (178,857)        --          --

Transfers, net                                    (535,482)    175,890     357,060       2,532        --           --          --
                                               -----------  ----------  ----------   ---------  ----------       ----    ----------

Assets available at May 31, 1994                 2,680,902   1,119,366   3,028,500     247,249     345,944         70      7,422,031

Contributions                                      392,504     226,462     633,724      67,396        --           --     1,320,086
Net additions to investments from investment
   income and net realized and unrealized
   appreciation in fair value of investments       193,814     163,711     525,193      30,909        --           --       913,627

Reductions in investments due to benefit
   payments and expenses                          (130,523)    (55,709)    (86,458)    (22,516)       --           --      (295,206)

New loans to participants                         (142,720)    (23,840)   (108,325)       --       274,885         --          --

Repayments of loans from participants              194,647        --         6,428        --      (201,075)        --          --

Transfers, net                                    (112,068)     22,076      (8,488)     98,442        --           38          --
                                               -----------  ----------  ----------   ---------  ----------       ----    ----------

Assets available at May 31, 1995               $ 3,076,556  $1,452,066  $3,990,574    $421,480    $419,754       $108    $9,360,538
                                               ===========  ==========  ==========   =========  ==========       ====    ==========


                                                                     (Continued)

               INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

(5)     Net Assets
        ----------
        Participants' accounts are credited with individual and Company contributions. Income earned from Plan assets and appreciation or depreciation in the fair value of Plan assets are allocated to participants' accounts in proportion to the balance in each participants' account on the last valuation date, less distributions, compared to the total account balances of all participants' accounts on the last valuation date, less distributions.

        The accumulated values of participants' accounts as of May 31 are as follows:

                                                     1995               1994
                                                     ----               ----

Active participants                               $8,670,849         $6,751,276

Terminated participants                              689,689            670,755
                                                  ----------        -----------
                                                  $9,360,538         $7,422,031
                                                  ==========        ===========

(6)     Income Tax Status
        -----------------
        The Internal Revenue Service has ruled that the Plan qualifies under
          Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC in order to maintain its qualified plan status.

        The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely impact the Plan's qualified status.

(7)     Transactions with Parties in Interest
        -------------------------------------
        All expenses of the Plan are paid by the Company, except for certain administrative expenses. Expenses paid by the Company for the Plan year ended May 31, 1995 were approximately $11,000.


                                                                     (Continued)

              INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

          Item 27(a) - Schedule of Assets Held for Investment Purposes

                                  May 31, 1995


                                                                No. of Shares Held                      Current
   Identity of Issue            Description of Investment       or Principal Amount   Cost               Value
   -----------------            -------------------------       -------------------   ----               -----

Fidelity Investment             Fidelity Growth Company Fund            40,966          -             $ 1,291,252

Fidelity Investment             Fidelity Magellan Fund                  16,931          -               1,313,709

Fidelity Investment             Fidelity Contra Fund                    37,268          -               1,281,284

Meridian Trust Company          Short-Term Fixed Income Fund       $ 2,201,356          -               2,265,167

Massachusetts Mutual Life
   Insurance Company            Guaranteed Income Contract         $   934,802          -                 934,802

Massachusetts Mutual Life
   Insurance Company            Balanced Fund                            6,456          -               1,430,831

*Intermagnetics General
   Corp.                        Common Stock                            24,737          -                 394,769

Participant Loans               Loans                              $   419,754          -                 419,754
                                                                                                      -----------
                                                                                                      $ 9,331,568
                                                                                                      ===========

*Indicates that the issuer is a party-in-interest as defined in the Employee
 Retirement Income Security Act of 1974.

              INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

                Item 27(d) - Schedule of Reportable Transactions

                            Year ended May 31, 1995


                                                                                                            Current value
                                                                                       Expense               of asset on
    Identity of                                        Purchase    Selling    Lease   incurred with Cost of  transaction   Net gain
  Party Involved        Description of Asset            price       price     rental   transaction   asset       date      or (loss)
  --------------        --------------------            -----       -----     ------   -----------   -----       ----      ---------

Fidelity Investment     Fidelity Magellan Fund         $258,829   $   --      $ --       $ --       $258,829   $258,829     $ --

Fidelity Investment     Fidelity Magellan Fund             --      115,218      --         --           *       115,218       --

Fidelity Investment     Fidelity Contra Fund            250,850       --        --         --        250,850    250,850       --

Fidelity Investment     Fidelity Contra Fund               --      104,391      --          --          *       104,391       --

Fidelity Investment     Fidelity Growth Company
                         Fund                           250,850       --        --         --        250,850    250,850       --

Fidelity Investment     Fidelity Growth Company
                         Fund                              --      102,807      --         --           *       102,807       --

Meridian Trust
  Company               Fixed Income Investment
                         Fund                           947,166       --        --         --        947,166    947,166       --

Meridian Trust
  Company               Fixed Income Investment
                         Fund                              --      270,800      --         --           *       270,800       --

Note:   Reportable transactions, for purposes of this schedule are:
        (a) Individual transactions within the Plan year involving an amount in excess of 5 percent of the fair value of plan assets at the beginning of the Plan year.

        (b) Series of transactions within the Plan year in which the aggregate amount of the transactions exceeds 5 percent of the fair value of Plan assets at the beginning of the Plan year.

        *Cost of assets sold was not made available.

                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             INTERMAGNETICS GENERAL CORPORATION
                                             IGC SAVINGS PLAN
                                             (Name of Plan)

                                             By: /s/ Carl H. Rosner
                                                 -----------------------------
                                                 Carl H. Rosner
                                                 Trustee

                                             By: /s/ Michael C. Zeigler
                                                 -----------------------------
                                                 Michael C. Zeigler
                                                 Trustee

                                             By: /s/ Catherine E. Arduini
                                                 -----------------------------
                                                 Catherine E. Arduini
                                                 Trustee


Dated: November 16, 1995

                                 Exhibit Index
                                 -------------

Exhibit                                                                    Page
-------                                                                    ----

23        Consent of Ernst & Young ......................................   14